Exhibit 14

CODE OF BUSINESS CONDUCT AND ETHICS

I. PURPOSE

This Code of Business Conduct and Ethics (this “Code”) provides a general statement of the expectation of SuffolkFirst Bank (the “Bank”) regarding the ethical standards that each director, officer and employee should adhere to while acting on behalf of the Bank. Each director, officer and employee is expected to read and become familiar with the ethical standards described in this Code and may be required, from time to time, to affirm his or her agreement to adhere to such standards by signing the Compliance Certificate that appears at the end of this Code.

II. ADMINISTRATION

The Bank’s Board of Directors is responsible for setting the standards of business conduct contained in this Code and updating theses standards as it deems appropriate to reflect changes in the legal and regulatory framework applicable to the Bank, the business practices with the banking industry, the Bank’s own business practices, and the prevailing ethical standards of the community in which the Bank operates. While the Bank’s Chief Executive Officer will oversee the procedures designed to implement this Code to ensure that they are operating effectively, it is the individual responsibility of each director, officer, and employee of the Bank to comply with this Code.

III. COMPLIANCE WITH LAWS, RULES, AND REGULATIONS

The Bank will comply with all laws and governmental regulations that are applicable to the Bank’s activities and expects that all directors, officers, and employees acting on behalf of the Bank will obey all laws applicable to them. Specifically, the Bank is committed to:

1.	Maintaining a safe and healthy work environment;

2.	Promoting a workplace that is free from discrimination or harassment based on race, color, religion, sex, or other factors that are unrelated to the Bank’s business interests;

3.	Supporting fair competition and laws prohibiting restraints of trade and other unfair trade practices;

4.	Conducting its activities in full compliance with all applicable environmental laws;

5.	Keeping the political activities of the Bank’s directors, officers, and employees separate from the Bank’s business;

6.	Prohibiting any illegal payments to any government officials or political party of any country; and

7.	Complying with all applicable state and federal securities and banking laws and regulations.

Directors, officers, and employees are prohibited from trading in the Bank’s securities while in possession of material, nonpublic (“inside”) information about the Bank. The Bank’s other policy or policies prohibiting insider trading and related restrictions on trading are deemed a part of this Code. It is the Bank’s goal to protect shareholder investments through strict enforcement of the prohibition against insider trading set forth in federal securities laws and regulations. No director may buy or sell securities of the Bank at a time when in possession of “material non-public information” (except for trades made pursuant to certain pre-existing trading plans established in compliance with applicable law). Passing such information to someone who may buy or sell securities is also prohibited. The prohibition on insider trading applies to the Bank’s securities and to securities of other companies if the director learns of material nonpublic information about those other companies in the course of his or her duties for the Bank. This prohibition also extends to certain non-employees and non-directors of the Bank, such as related persons and close friends of directors, who may learn of “material non-public information” about the Bank. Insider trading is both unethical and illegal.

Directors receive a memorandum quarterly, and more frequently as necessary, outlining when trading in the Bank’s securities is permitted.

IV. CONFLICTS OF INTEREST, CORPORATE OPPORTUNITIES

It is inappropriate for a director, officer, or employee to have an outside interest with any competitor, customer, or supplier that might in any way affect the individual’s objectivity, influence the way in which the Bank does business, or constitute a conflict of interest. It is recognized that from time to time it may be in the Bank’s best interest to have a director, officer, or employee serve as a director or have some other relationship with a competitor, customer or supplier. Such relationships will be considered on the individual merits, and should in all cases be disclosed to the Bank’s Chief Executive Officer or the Bank’s Chief Financial Officer prior to their being entered into.

It is permissible for directors, officers and employees to own securities in publicly held corporations that are customers, competitors or suppliers, when such an interest is not material in terms of the total outstanding stock or securities of such a corporation, or the individual’s net worth

Directors, officers and employees should not be involved in any activity that creates or gives the appearance of a conflict of interest between their personal interest and the Bank’s interest.

In Particular, no officer or employee shall be a consultant to, or a director, officer or employee of, or otherwise operate an outside business:

1.	That markets products or services in competition with the Bank’s current or potential products and services;

2.	That supplies products or services to the Bank; or

3.	That purchases products or services form the Bank.

No director, officer or employee shall:

1.	Seek or accept any personal loan or services from any such outside business, except from financial institutions or service providers offering similar loans or services to third parties under similar terms or in the ordinary course of their respective businesses;

2.	Be a consultant to, or a director, officer or employee of, or otherwise operate an outside business if the demands of the outside business would interfere with the director’s, officer’s or employee’s responsibilities with the Bank;

3.	Accept any personal loan or guarantee of obligations from the Bank except to the extent such arrangements are legally permissible;

4.	Conduct business on behalf of the Bank with immediate family members (including spouses, children, parents, siblings and persons sharing the same home whether or not legal relatives; or

5.	Use the Bank’s property, information or position for personal gain.

The appearance of a conflict of interest may exist if an immediate family member of a director, officer or employee of the Bank is a consultant to, or a director, officer or employee of, or has a significant financial interest in, a competitor, supplier or customer of the Bank, or otherwise does business with the Bank. Conflicts of interest may not always be clear. If you have a question, directors, and officers should consult with the Bank’s chief Executive Officer, and employees should consult with the Bank’s Chief Financial Officer.

Directors, officers, and non officer employees shall notify the Bank’s Chief Executive Officer or the Chairman of the Governance/Nominating/compensation committee of the existence of any actual or potential conflict of interest.

V. CONFIDENTIALITY: PROTECTION AND PROPER USE OF ASSETS

Directors, officers and employees shall maintain the confidentiality of all information entrusted to tem by the Bank or its suppliers, customers or other business partners, except when disclosure is authorized by the Bank or is legally required.

Confidential information includes (1) information marked “Confidential,” “Private,” “For internal Use Only,” or with similar legends, (2) technical or scientific information relating to current and future products, services or research, (3) business or marketing plans or projections, (4) earnings and other internal financial data, (5) personnel information, (6) supply and customer lists and (7) other non-public information that , if disclosed, might be of use to the Bank’s competitors, or harmful to the Bank or its suppliers, customers or other business partners.

To avoid inadvertent disclosure of confidential information, directors, officers and employees shall not discuss confidential information with or in the presence of any unauthorized persons, including family members and friends.

Directors, officers and employees are personally responsible for protecting those assets that are entrusted to them and for helping protect the Bank’s assets in general.

Directors, officers and employees shall use the Bank’s assets for legitimate business purposes only.

VI. FAIR DEALING

The Bank is committed to promoting the values of honesty, integrity and fairness in the conduct of their business and sustaining a work environment that fosters mutual respect, openness and individual integrity.

Directors, officers and employees are expected to deal honestly and fairly with customers, suppliers, competitors and other third parties. To this end, directors, officers and employees shall not:

1.	Make false or misleading statements to customers, suppliers or other third parties;

2.	Make false or misleading statements about competitors;

3.	Solicit or accept from any person that does business with the Bank, or offer or extend to any such person,

a.	Cash of any amount; or

b.	Gifts, gratuities, meals or entertainment that could influence or reasonable give the appearance of influencing the Bank’s business relationship with that person or go beyond common courtesies usually associated with accepted business practice.

4.	Solicit or accept any fee, commission or other compensation for referring customers to third-party vendors; or

5.	Otherwise take unfair advantage of customers or suppliers, or other third parties, through manipulation, concealment, and abuse of privileged information or any other unfair-dealing practice.

VII. ACCURATE AND TIMELY PERIODIC REPORTS

The Bank is committed to providing investors with full, fair, accurate, timely and understandable disclosure in the periodic reports that it is required to file. To this end, the Bank shall:

1.	Comply with generally accepted accounting principles at all times;

2.	Maintain a system of internal accounting controls that will provide reasonable assurances to management that all transactions are properly recorded;

3.	Maintain books and records that accurately and fairly reflect the Bank’s transactions;

4.	Prohibit the establishment of any undisclosed or unrecorded funds or assets;

5.	Maintain a system of internal controls that will provide reasonable assurances to management that material information about the Bank is made known to management, particularly during the periods in which periodic reports are being prepared; and

6.	Present information in a clear and orderly manner in periodic reports.

VIII. REPORTING AND EFFECT OF VIOLATIONS

Directors and officers shall report, in person or in writing, any known or suspected violations of laws, Governmental regulations or this Code to the Bank’s Chief Executive Officer. Employees who are not directors or officers shall report such violations to the Bank’s Chief Financial Officer. The Bank will not allow any retaliation against a director, officer or employee who acts in good faith in reporting such violation.

The Bank will investigate any reported violations and will oversee an appropriate response, including corrective action and preventative measures. Directors, officers and employees who violate any laws, governmental regulations or this Code will face appropriate, case-specific disciplinary action, which may include termination.

IX. WAIVERS

The provisions of this Code may be waived for directors or executive officers only by a resolution of the Bank’s Board of Directors, as applicable. The provisions of this Code may be waived for employees who are not directors or executive officers by the Bank’s Chief Executive Officer. Any waiver of this Code granted to a director or executive officer will be publicly disclosed as required by the securities exchange or association on which the Bank’s securities are listed for trading. Any change in the waiver of the Code for the Bank’s Chief Executive Officer, Chief Financial Officer, Controller or other persons performing similar functions will be publicly disclosed as required by the Securities and Exchange Commission.

As adopted by the Board of Directors: June 28, 2004

Amended by the Board of Directors: February 17, 2006

Amended by the Board of Directors: March 20, 2008

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